Exhibit 4.5

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, of certain provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws, and of certain provisions of the Delaware General Corporation Law, summarizes the material terms and provisions of our capital stock. The following description of our capital stock is a summary and does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation, as amended, our amended and restated bylaws and the Delaware General Corporation Law.

Authorized Capital Stock

Our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which are undesignated. As of February 20, 2020, we had 101,073,964 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Under a stock purchase agreement that we entered into with Novartis Pharma AG, or Novartis, Novartis has agreed that until Novartis holds less than 7.5% of our outstanding common stock, Novartis will vote the shares it purchased in our private placement completed concurrently with the completion of our initial public offering consistent with the recommendation of our board of directors, except Novartis has retained the sole discretion to vote such shares regarding proposals we submit to our stockholders related to:

•	any transaction which would result in our change of control;
•	any issuance of our common stock that represents more than 20% of our then outstanding common stock;
•	the entry into any licensing, partnering, partnership, collaboration, research and development, joint venture or other commercial agreement;
•	the payment of any dividends to any of our stockholders; and
•	our liquidation or dissolution.

Novartis currently holds 6,250,000 shares of our common stock, representing approximately 6% of the voting rights of the stockholders entitled to vote on February 20, 2020.

Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue.

Anti-Takeover Provisions of Our Certificate of Incorporation and By-laws and Delaware Law

Our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws, as well as Section 203 of the Delaware General Corporation Law, include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

General

Ionis Pharmaceuticals, Inc., or Ionis, beneficially owns 77,094,682 shares of our common stock, representing approximately 76% of the voting rights of our stockholders entitled to vote as of February 20, 2020. We meet the definition of a controlled company under Nasdaq Marketplace Rule 5615(c)(1), because Ionis beneficially owns more than 50% of the voting power of our common stock. As a result, we may rely on exemptions from certain independence requirements of the Nasdaq rules, including the requirement to maintain a majority of independent directors on our board of directors as well as the requirement to maintain a nominating and corporate governance committee and compensation committee composed entirely of independent directors.

Majority control may make an unsolicited acquisition more difficult and discourage certain types of transactions involving a change in control, including transactions in which the holders of our common stock might otherwise receive a premium for their shares over then current market prices. Further, the controlling ownership of our common stock by Ionis may adversely affect the market price of our common stock, due in part to lack of speculation that there may be a change in control.

Undesignated preferred stock

Under our amended and restated certificate of incorporation, as amended, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include voting rights, dividend rights, conversion rights, redemption privileges, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be more favorable than the rights of our common stock. Our board of directors can, without stockholder approval but subject to the terms of the certificate of incorporation, issue preferred stock with voting and other rights that could restrict dividends on the common stock, dilute the voting power of the holders of our common stock, impair the liquidation rights of the common stock and delay or prevent changes in control or management of our company. Before we may issue any series of preferred stock, our board of directors will be required to adopt resolutions creating and designating such series of preferred stock.

The issuance of our preferred stock could adversely affect the voting power, conversion or other rights of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Limits on ability of stockholders to act by written consent or call a special meeting

Until Ionis no longer beneficially owns a majority of the total voting power of the outstanding shares of all classes of capital stock entitled to vote generally in the election of directors, our amended and restated certificate of incorporation, as amended, will allow stockholders to take action by written consent in lieu of an annual or special meeting if that consent is in writing, states the action to be taken, and is signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Thereafter, stockholders will only be able to take action at an annual or special meeting called in accordance with our bylaws.

Meetings of stockholders

Our amended and restated bylaws provide that only the chairperson of the board, our chief executive officer or a majority of our board of directors can call special meetings of the stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures for stockholder proposals and for nominating director candidates, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of preventing stockholder-proposed business from being conducted at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from soliciting proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under specified circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder
•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or after the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and restated certificate of incorporation and amended and restated bylaws

Provisions of our amended and restated certificate of incorporation as amended, and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Among other things, our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•	provide that a majority of directors then in office, even if less than a quorum, may fill all vacancies, including newly created directorships, except as otherwise required by law;
•

except while Ionis beneficially owns a majority of the total voting power of the outstanding shares of all classes of capital stock entitled to vote, require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice; and

•

do not provide for cumulative voting rights, which means the holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election, if they should so choose.

Amending any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

The combination of these provisions will make it more difficult for our stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or bylaws; and
•	any action asserting a claim against us that is governed by the internal affairs doctrine.

Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Registration Rights

Pursuant to an investor rights agreement, Ionis will have the right to demand one S-3 registration per year if it is at least in the amount of $15.0 million. Ionis will have the right to “piggy-back” on all of our registrations or any other demand registration of another investor. Pursuant to the stock purchase agreement with Novartis, we agreed to provide Novartis the same registration rights as we have provided Ionis. As of February 20, 2020, there is an aggregate of approximately 83,000,000 shares of common stock entitled to these registration rights.

Exchange Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “AKCA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.